Filed by KBR, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Halliburton Company
Commission File No.: 333-141027
On March 2, 2007, the following communications were sent to employees of KBR, Inc.
March 2, 2007
Information for Employees about the KBR Exchange Offer
As was announced earlier this week, the Board of Directors of Halliburton Company (“Halliburton”) has decided to dispose of its remaining interest in KBR, Inc. (“KBR”). This disposition will cause Halliburton and KBR to become independent separate companies and will allow the independent management of each company to focus its attention and financial resources on its respective business and business challenges.
In order to accomplish the separation of Halliburton and KBR, Halliburton has commenced an offer to its stockholders for the exchange of all or some of their shares of Halliburton common stock for shares of common stock of KBR (the “Exchange Offer”). If Halliburton stockholders tender sufficient shares of Halliburton common stock in this Exchange Offer, the Exchange Offer will be “fully subscribed” for all of Halliburton’s shares of KBR common stock, and KBR and Halliburton will become independent separate companies upon consummation of the Exchange Offer. If the Exchange Offer is consummated but not fully subscribed, Halliburton will still hold a remaining interest in KBR and will complete the separation by distributing on a pro rata basis its remaining shares of KBR common stock to Halliburton stockholders by means of a special “spin-off” dividend declared soon after the completion of the Exchange Offer. If such a special dividend is declared, Halliburton will distribute a communication to its stockholders as of the record date for the distribution explaining the timing and mechanics of the dividend.
The prospectus for the Exchange Offer has been filed with the Securities and Exchange Commission (“SEC”). The following information is provided to assist you, our employees, in understanding a few key points about the transaction and how it may affect you.
•	Eligible Halliburton stockholders will soon receive materials in connection with the Exchange Offer. Eligible Halliburton stockholders are those who personally own Halliburton common stock. For example, you may own shares personally that are held in a brokerage account. This could include shares you purchased independently through a broker, shares you acquired due to exercise of a Halliburton stock option that are held with E*Trade, or shares that are held with Mellon Bank due to lapsing of a Halliburton restricted stock award before July 23, 2006. You may also own shares held with Computershare as a custodian on your behalf if you (i) purchased such shares under the Halliburton Employee Stock Purchase Plan, (ii) had restricted shares that lapsed after July 22, 2006, or (iii) have shares held with HBOS Employee Equity Solutions as custodian on your behalf if you purchased such shares under the Halliburton UK Employee Share Purchase Plan.

•	The materials you will receive if you are an eligible Halliburton stockholder will include a prospectus and related documents that will outline steps you must take if you wish to participate in the Exchange Offer and the timing of those steps. If you decide not to tender any of your shares of Halliburton stock for KBR stock through the Exchange Offer, you do not need to take any action.

•	If you are an eligible Halliburton stockholder, you should read the materials you receive carefully to understand the transaction and your choices. The prospectus you receive will include instructions about how to contact Georgeson Inc. (the information agent for the Exchange Offer) if you have any questions about the Exchange Offer.
Please note that no one at Halliburton, KBR or anyone else involved in the Exchange Offer can give you any investment or tax advice. As with any other investment decision, you should consult with a tax or financial advisor.
Below is a summary of information relating to you as an employee of KBR and its subsidiaries:
•	Shares You Personally Own. It is up to you to read the information related to the Exchange Offer and decide what you would like to do.

•	Employee Stock Purchase Plan. If you have purchased Halliburton common stock under the Halliburton Employee Stock Purchase Plans (either the qualified or the non-qualified plan), Computershare holds your shares as custodian on your behalf unless you have previously transferred your shares to another broker or requested a stock certificate for these shares. You make the decision as to whether you wish to tender all or a part of the shares you hold under the Halliburton Employee Stock Purchase Plans in the Exchange Offer. Unlike the KBR Savings Plans, no fiduciary makes that decision for you under the Halliburton Employee Stock Purchase Plans. Mellon Investor Services (as exchange agent for the Exchange Offer) will furnish you materials describing what action you need to take if you wish to notify Mellon of your desire to tender your shares held by Computershare under the Halliburton Employee Stock Purchase Plans. These materials will be sent to you with a prospectus for the Exchange Offer. You also have the right to request a stock certificate for the shares and tender them directly, provided you make this request to Computershare in time to receive the certificate before the Exchange Offer expires.

•	UK Employee Share Purchase Plan. If you have purchased Halliburton common stock under the UK Employee Share Purchase Plan, HBOS Employee Equity Solutions (“HBOS”) holds the shares as custodian on your behalf unless you have previously requested a stock certificate for these shares. You make the decision as to whether you wish to tender all or a part of the vested shares of Halliburton common stock you hold under the UK Employee Share Purchase Plan in the Exchange Offer. (You may not tender any unvested shares.) No fiduciary makes that decision for you under the UK Employee Share Purchase Plan. Mellon Investor Services (as exchange agent for the Exchange Offer) will furnish you materials describing what action you need to take if you wish to notify Mellon of your desire to tender your vested shares held by HBOS under the UK Employee Share Purchase Plan. These materials will be sent to you with a prospectus for the Exchange Offer. You also have the right to request a stock certificate for the shares and tender them directly, provided you make this request to HBOS in time to receive the certificate before the Exchange Offer expires. You will be provided additional materials from Halliburton regarding the impact on your shares in the UK Employee Share Purchase Plan in the near future.
•	Halliburton Equity Awards. Your restricted shares of Halliburton common stock and your vested and unexercised or unvested stock options to purchase Halliburton common stock will not be eligible to participate in the Exchange Offer. If you exercise a Halliburton stock option at least 4 days before the expiration of the Exchange Offer, or if you have shares of Halliburton restricted stock lapse before the expiration of the Exchange Offer, then you will be able to tender those shares. You will receive information directly from E*Trade with respect to any shares they currently hold in an account for you due to your previous exercise of a stock option. You will receive information directly from Mellon Bank for shares they hold in an account for you due to restricted shares lapsing on or before July 23, 2006. If you hold restricted stock that lapsed after July 23, 2006, then Computershare is the custodian for these shares, and you will receive information from Mellon Investor Services describing the action you need to take if you wish to tender these shares in the same manner as described above for the Halliburton Employee Stock Purchase Plans and the UK Employee Share Purchase Plan.

•	Conversion of Halliburton Equity Awards into KBR Equity Awards. If you are employed by KBR or its subsidiaries when KBR and Halliburton become separate companies, your Halliburton stock options (whether vested and unexercised or unvested) and restricted shares will be converted into stock options and restricted shares of KBR common stock. The conversion to a KBR stock option will result in a new exercise price, and a new number of shares, for your option. It will also result in a new number of shares of KBR common stock under your restricted stock award. These adjustments will be made using a formula based on the relative values of Halliburton common stock and KBR common stock. The vesting and exercise provisions of your stock option and restricted stock awards will not be affected. You will receive information separately describing the impact of the separation of Halliburton and KBR on your converted awards. If you are not employed by KBR or its subsidiaries when KBR and Halliburton become separate companies, the Exchange Offer will not have any impact on Halliburton vested and unexercised or unvested stock options or restricted shares.
In addition, questions about the Exchange Offer can be directed to Georgeson Inc. at the phone number provided below. For a list of commonly asked questions and answers relating to the Exchange Offer, please refer to the “Question and Answers About the Exchange Offer” section appearing in the front of the prospectus for the Exchange Offer, a copy of which can be obtained as described below.
Finally, Halliburton has declared a 2007 first quarter dividend of $0.075 a share on Halliburton common stock payable March 22, 2007, to shareholders of record at the close of business on March 1, 2007. This dividend will be paid to shareholders of record at the close of business on March 1, 2007, regardless of whether such shareholders participate in the Exchange Offer.

Additional Information
In connection with the Exchange Offer, KBR has filed with the SEC a registration statement that includes the Exchange Offer prospectus. The prospectus contains important information about the Exchange Offer and related matters, and Halliburton has mailed the prospectus to its stockholders. Investors and security holders are urged to read the prospectus, and any other relevant documents filed with the SEC, before making any investment decision. Neither Halliburton, KBR or any of their respective directors or officers or any dealer manager appointed with respect to the Exchange Offer makes any recommendation as to whether you should participate in the Exchange Offer. You can obtain a free copy of the prospectus and other related documents filed with the SEC by Halliburton and KBR at the SEC’s web site at www.sec.gov. You will also be able to obtain a free copy of these documents by sending a request to Halliburton Company — Investor Relations, 5 Houston Center, 1401 McKinney, Suite 2400, Houston, TX 77010, Phone: (713) 759-2688, E-mail: investors@halliburton.com; or by sending a request to KBR, Inc. — Investor Relations, 601 Jefferson Street, Suite 3400, Houston, TX 77002, Phone: (713) 753-5082, E-mail: investors@kbr.com, as applicable.
Halliburton has retained Georgeson Inc. as the information agent for the Exchange Offer. To obtain copies of the Exchange Offer prospectus and related documentation, or if you have questions about the terms of the Exchange Offer or how to participate, you may contact the information agent at (866) 877-5954 (international toll-free number), 9:00 a.m. to 11:00 p.m., Eastern Time, Monday through Friday, and 10:00 a.m. to 4:00 p.m., Eastern Time, Saturday. If you are unable to access the toll-free number, call Georgeson Inc. collect at (212) 805-7144 and leave a message as instructed.
The Plan Sponsor reserves the right to amend the Plans described herein at any time or from time to time and to suspend or terminate the Plans, in whole or in part, at any time. In the event of a conflict between the official Plan documents and this communication, the official Plan documents will control.

March 2, 2007
Information for Employees about the KBR Exchange Offer
As was announced earlier this week, the Board of Directors of Halliburton Company (“Halliburton”) has decided to dispose of its remaining interest in KBR, Inc. (“KBR”). This disposition will cause Halliburton and KBR to become independent separate companies and will allow the independent management of each company to focus its attention and financial resources on its respective business and business challenges.
In order to accomplish the separation of Halliburton and KBR, Halliburton has commenced an offer to its stockholders for the exchange of all or some of their shares of Halliburton common stock for shares of common stock of KBR (the “Exchange Offer”). If Halliburton stockholders tender sufficient shares of Halliburton common stock in this Exchange Offer, the Exchange Offer will be “fully subscribed” for all of Halliburton’s shares of KBR common stock, and KBR and Halliburton will become independent separate companies upon consummation of the Exchange Offer. If the Exchange Offer is consummated but not fully subscribed, Halliburton will still hold a remaining interest in KBR and will complete the separation by distributing on a pro rata basis its remaining shares of KBR common stock to Halliburton stockholders by means of a special “spin-off” dividend declared soon after the completion of the Exchange Offer. If such a special dividend is declared, Halliburton will distribute a communication to its stockholders as of the record date for the distribution explaining the timing and mechanics of the dividend.
The prospectus for the Exchange Offer has been filed with the Securities and Exchange Commission (“SEC”). The following information is provided to assist you, our employees, in understanding a few key points about the transaction and how it may affect you.
•	Eligible Halliburton stockholders will soon receive materials in connection with the Exchange Offer. Eligible Halliburton stockholders are those who personally own Halliburton common stock. For example, you may own shares personally that are held in a brokerage account. This could include shares you purchased independently through a broker, shares you acquired due to exercise of a Halliburton stock option that are held with E*Trade, or shares that are held with Mellon Bank due to lapsing of a Halliburton restricted stock award before July 23, 2006. You may also own shares held with Computershare as a custodian on your behalf if you (i) purchased such shares under the Halliburton Employee Stock Purchase Plan or (ii) had restricted shares that lapsed after July 22, 2006.

•	The materials you will receive if you are an eligible Halliburton stockholder will include a prospectus and related documents that will outline steps you must take if you wish to participate in the Exchange Offer and the timing of those steps. If you decide not to tender any of your shares of Halliburton stock for KBR stock through the Exchange Offer, you do not need to take any action.

•	If you are an eligible Halliburton stockholder, you should read the materials you receive carefully to understand the transaction and your choices. The prospectus you receive will include instructions about how to contact Georgeson Inc. (the information agent for the Exchange Offer) if you have any questions about the Exchange Offer.
Please note that no one at Halliburton, KBR or anyone else involved in the Exchange Offer can give you any investment or tax advice. As with any other investment decision, you should consult with a tax or financial advisor.
Below is a summary of information relating to you as an employee of KBR and its subsidiaries:
•	Shares You Personally Own. It is up to you to read the information related to the Exchange Offer and decide what you would like to do.

•	Savings Plans. If you are a participant in the Kellogg Brown & Root, Inc. Retirement and Savings Plan or the Brown & Root, Inc. Employees’ Retirement and Savings Plan (collectively, the “KBR Savings Plans”) and have amounts invested in the Halliburton Stock Fund in the KBR Savings Plans, no action is required by you. United States Trust Company, N.A. (“U.S. Trust”), acting as an independent fiduciary for the Halliburton Stock Fund, will decide whether the Halliburton Stock Fund will participate in the Exchange Offer. If U.S. Trust does decide to tender all or part of the Halliburton common stock held in the Halliburton Stock Fund in the Exchange Offer, or if the KBR Savings Plans receive KBR common stock through a spin-off dividend, the KBR common stock received in exchange for the Halliburton common stock (or through a spin-off dividend) will be held in the KBR Savings Plans as a frozen investment fund until the fund is terminated, as required under the terms of the KBR Savings Plans. You will continue to be permitted to retain the portion of your account invested in the Halliburton Stock Fund and/or any KBR Stock Fund in these funds until they are terminated, as required under the terms of the KBR Savings Plans, or to reinvest the amounts in the stock funds into another investment fund offered under the KBR Savings Plans. A notice has been sent to participants who have amounts invested in the Halliburton Stock Fund describing the “blackout period” for directing a transfer out of the Halliburton Stock Fund. You are urged to read that notice carefully.

•	Employee Stock Purchase Plan. If you have purchased Halliburton common stock under the Halliburton Employee Stock Purchase Plans (either the qualified or the non-qualified plan), Computershare holds your shares as custodian on your behalf unless you have previously transferred your shares to another broker or requested a stock certificate for these shares. You make the decision as to whether you wish to tender all or a part of the shares you hold under the Halliburton Employee Stock Purchase Plans in the Exchange Offer. Unlike the KBR Savings Plans, no fiduciary makes that decision for you under the Halliburton Employee Stock Purchase Plan(s). Mellon Investor Services (as exchange agent for the Exchange Offer) will furnish you materials describing what action you need to take if you wish to notify Mellon of your desire to tender your shares held by Computershare under the Halliburton Employee Stock Purchase Plans. These materials will be sent to you with a prospectus for the Exchange Offer. You also have the right to request a stock certificate for the shares and tender them directly, provided you make this request to Computershare in time to receive the certificate before the Exchange Offer expires.
•	Halliburton Equity Awards. Your restricted shares of Halliburton common stock and your vested and unexercised or unvested stock options to purchase Halliburton common stock will not be eligible to participate in the Exchange Offer. If you exercise a Halliburton stock option at least 4 days before the expiration of the Exchange Offer, or if you have shares of Halliburton restricted stock lapse before the expiration of the Exchange Offer, then you will be able to tender those shares. You will receive information directly from E*Trade with respect to any shares they currently hold in an account for you due to your previous exercise of a stock option. You will receive information directly from Mellon Bank for shares they hold in an account for you due to restricted shares lapsing on or before July 23, 2006. If you hold restricted stock that lapsed after July 23, 2006, then Computershare is the custodian for these shares, and you will receive information from Mellon Investor Services describing the action you need to take if you wish to tender these shares in the same manner as described above for the Halliburton Employee Stock Purchase Plan(s).

•	Conversion of Halliburton Equity Awards into KBR Equity Awards. If you are employed by KBR or its subsidiaries when KBR and Halliburton become separate companies, your Halliburton stock options (whether vested and unexercised or unvested) and restricted shares will be converted into stock options and restricted shares of KBR common stock. The conversion to a KBR stock option will result in a new exercise price, and a new number of shares, for your option. It will also result in a new number of shares of KBR common stock under your restricted stock award. These adjustments will be made using a formula based on the relative values of Halliburton common stock and KBR common stock. The vesting and exercise provisions of your stock option and restricted stock awards will not be affected. You will receive information separately describing the impact of the separation of Halliburton and KBR on your converted awards. If you are not employed by KBR or its subsidiaries when KBR and Halliburton become separate companies, the Exchange Offer will not have any impact on Halliburton vested and unexercised or unvested stock options or restricted shares.

•	KBR Savings Plan Rollovers. If you are a participant in either the Halliburton Retirement and Savings Plan or the Halliburton Savings Plan (collectively, the “Halliburton 401(k) Plans”) and you are eligible to participate in either of the KBR Savings Plans, you will be provided an opportunity to roll over your account balance in the Halliburton 401(k) Plans, including any outstanding plan loan, into a KBR Savings Plan after Halliburton and KBR become separate companies. You may also elect to take a distribution from the Halliburton 401(k) Plans. Please note that if you have taken a loan from the Halliburton 401(k) Plans, you will experience negative tax consequences if you do not either rollover such loan into the KBR Savings Plans or payoff such loan in full within 90 days of the date KBR and Halliburton become separate companies. Any distribution you take that you do not rollover to a qualified plan or IRA in a timely manner will be subject to applicable taxes, including any applicable penalty tax for a premature distribution. To obtain more information regarding the KBR Savings Plans, contact the KBR Benefits Center at (800) 459-4788 or access Your Benefits Resources at http://resources.hewitt.com/kbr from any computer with Internet access or connect through myKBR.
In addition, questions about the Exchange Offer can be directed to Georgeson Inc. at the phone number provided below. For a list of commonly asked questions and answers relating to the Exchange Offer, please refer to the “Question and Answers About the Exchange Offer” section appearing in the front of the prospectus for the Exchange Offer, a copy of which can be obtained as described below.
Finally, Halliburton has declared a 2007 first quarter dividend of $0.075 a share on Halliburton common stock payable March 22, 2007, to shareholders of record at the close of business on March 1, 2007. This dividend will be paid to shareholders of record at the close of business on March 1, 2007, regardless of whether such shareholders participate in the Exchange Offer.
Additional Information
In connection with the Exchange Offer, KBR has filed with the SEC a registration statement that includes the Exchange Offer prospectus. The prospectus contains important information about the Exchange Offer and related matters, and Halliburton has mailed the prospectus to its stockholders. Investors and security holders are urged to read the prospectus, and any other relevant documents filed with the SEC, before making any investment decision. Neither Halliburton, KBR or any of their respective directors or officers or any dealer manager appointed with respect to the Exchange Offer makes any recommendation as to whether you should participate in the Exchange Offer. You can obtain a free copy of the prospectus and other related documents filed with the SEC by Halliburton and KBR at the SEC’s web site at www.sec.gov. You will also be able to obtain a free copy of these documents by sending a request to Halliburton Company — Investor Relations, 5 Houston Center, 1401 McKinney, Suite 2400, Houston, TX 77010, Phone: (713) 759-2688, E-mail: investors@halliburton.com; or by sending a request to KBR, Inc. — Investor Relations, 601 Jefferson Street, Suite 3400, Houston, TX 77002, Phone: (713) 753-5082, E-mail: investors@kbr.com, as applicable.
Halliburton has retained Georgeson Inc. as the information agent for the Exchange Offer. To obtain copies of the Exchange Offer prospectus and related documentation, or if you have questions about the terms of the Exchange Offer or how to participate, you may contact the information agent at (866) 877-5954 (international toll-free number), 9:00 a.m. to 11:00 p.m., Eastern Time, Monday through Friday, and 10:00 a.m. to 4:00 p.m., Eastern Time, Saturday. If you are unable to access the toll-free number, call Georgeson Inc. collect at (212) 805-7144 and leave a message as instructed.
The Plan Sponsor reserves the right to amend the Plans described herein at any time or from time to time and to suspend or terminate the Plans, in whole or in part, at any time. In the event of a conflict between the official Plan documents and this communication, the official Plan documents will control.